                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 1

                       SHELLS SEAFOOD RESTAURANTS, INC.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  822809 10 9
                                ---------------
                                (CUSIP Number)

                             Adler Children Trust
                              c/o Catherine Adler
                          1520 South Ocean Boulevard
                           Palm Beach, Florida 33480
                                (561) 659-2001
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 9, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                        (Continued on following pages)
                              (Page 1 of 8 pages)
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                                                                     Page 2 of 8

                                 SCHEDULE 13D
CUSIP No. 822809 10 9

      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      (a)  Adler Children Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      (a)  USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            (a) -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          (a)  -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             (a)  -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          (a)  -0-


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                                                                     Page 3 of 8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      (a)  -0-

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (a)  0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      (a)  OO
------------------------------------------------------------------------------

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                                                                     Page 4 of 8

                                 SCHEDULE 13D
CUSIP No. 822809 10 9

      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      (a)  Catherine Adler, Trustee
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      (a)  USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            (a) -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          (a)  -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             (a)  -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          (a)  -0-

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                                                                     Page 5 of 8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      (a)  0 Shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (a)  0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      (a)  IN
------------------------------------------------------------------------------

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                                                                     Page 6 of 8

     This report on Schedule 13D is being filed by the Adler Children Trust (the "Children Trust") and Catherine Adler, Trustee (together with the Children Trust, the "Reporting Persons"), to reflect the surrender by the Reporting Persons to the Company and the cancellation by the Company thereof of warrants to purchase an aggregate of 350,000 shares of common stock of Shells Seafood Restaurant, Inc. (the "Company"), par value $.01 per share (the "Common Stock"), of the Company at exercise prices ranging from $3.15 to $3.50 per share (the "Warrants"). Catherine Adler, the wife of Frederick R. Adler, is the Trustee of the Children Trust. Mr. Adler is the settlor of the Children Trust whose beneficiaries are his children.

Item 1.   SECURITY AND ISSUER

     This Schedule 13D ("Schedule 13D") relates to the Common Stock of the Company. The principal executive offices of the Company are located at 16313 N. Dale Mabry Highway, Suite 100, Tampa, Florida 33618.

Item 2.   IDENTITY AND BACKGROUND

     This Statement is filed by the Adler Children Trust and Catherine Adler, Trustee, both having their principal address at c/o Catherine Adler, 1520 South Ocean Boulevard, Palm Beach, Florida 33480.

     Neither of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Children Trust is governed by the laws of the State of Florida, even though Florida is not the situs of the Children Trust. Catherine Adler is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

Item 4.   PURPOSE OF TRANSACTION

     The Reporting Persons surrendered the Warrants to the Company on November 9, 2001.

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                                                                     Page 7 of 8

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons have no ownership in the equity securities of the Company.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

     (c) No transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.

     (d) Catherine Adler is Trustee of the Children Trust.

     (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Company's Common Stock upon the surrender of the Warrants on November 9, 2001.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None except that Catherine Adler is Trustee of the Children Trust and has investment power with respect thereto.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         By:  /s/ Catherine Adler
                              --------------------------------------------------
                              Catherine Adler, Individually and as Trustee
                              of the Adler Children Trust


Date:  November 29, 2001